July 22, 2016

Via EDGAR AND FedERAL ExPRESS

Securities and Exchange Commission 100 F Street, NE Mail Stop 3030 Washington, D.C. 20549 Attention: Mr. Russell Mancuso

Re:	Cesca Therapeutics Inc. Registration Statement on Form S-3 (File No. 333-212314)

Dear Mr. Mancuso:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated July 14, 2016 (the “SEC Comment Letter”) regarding Registration Statement on Form S-3 (File No. 333-212314) filed by Cesca Therapeutics Inc. (the “Registration Statement”). Concurrently herewith, Cesca Therapeutics Inc. (the “Company” or “Cesca”) is filing with the Commission Amendment No. 1 (the “Amendment”) to the Registration Statement. The changes made in the Amendment are principally in response to the Staff’s comments as set forth in the SEC Comment Letter and to update information since the Company’s previous filing. To aid in your review, we also have enclosed with this letter a copy of the Amendment which is marked to indicate all of the changes from the Registration Statement which was filed with the Commission on June 29, 2016.

The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type, and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of the Amendment. All factual representations in this letter are based upon information provided to us. Capitalized terms not otherwise defined herein have the meanings given to them in the Amendment.

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Incorporation of Information by Reference, page 5

Please incorporate by reference your current report on Form 8-K filed on June 20, 2016.

Response to Comment 1

The Company notes the Staff’s comment, and it has amended the Registration Statement to incorporate the Current Report on Form 8-K. Please see page 6 of the Amendment for this revision.

Description of Debt Securities, page 14

We note your disclosure that there may be circumstances under which you intend not to issue your debt securities pursuant to an indenture. Please note that “an indenture which limits the aggregate principal amount of securities at any time outstanding thereunder to $10,000,000” is one of the conditions for exemption under Section 304(a)(9) of the Trust Indenture Act. Please revise your disclosure accordingly.

Response to Comment 2

The Company notes the Staff’s comment, and it has amended the Registration Statement to reflect that any issuances of debt securities without an indenture will only be effected to the extent such issuance complies with an applicable exemption under the Trust Indenture Act. For example, please note that Section 304(a)(8) of the Trust Indenture Act exempts certain issuances of debt securities so long as the issuer complies with the twelve month aggregate principal amount set forth in Section 3(b) of the Securities Act of 1933. Please see page 14 of the Amendment for this revision.

Exhibit 5.1

When offering Units comprised of underlying securities, the legality opinion must address the legality of the issuance of the Unit itself, in addition to each component. Please provide an opinion that addresses the legality of the Units. See Section II.B.1.h of Staff Legal Bulletin No. 19.

Response to Comment 3

The Company and its legal counsel Dorsey & Whitney LLP (“D&W”) note the Staff’s comment, and D&W has revised its legal opinion and the Company has amended the Registration Statement to include the revised legal opinion accordingly. Please see Exhibit 5.1 of the Amendment for the revised opinion.

Please file an opinion that does not include the limitation on reliance in the penultimate sentence of this exhibit. See Section II.B.3.d of Staff Legal Bulletin No. 19.

Response to Comment 4

The Company and D&W note the Staff’s comment, and D&W has revised its legal opinion and the Company has amended the Registration Statement to include the revised legal opinion accordingly. Please see Exhibit 5.1 of the Amendment for the revised opinion.

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Please contact the Company’s counsel, Jason R. Wisniewski, Esq. of Dorsey & Whitney LLP, at (714) 800-1456 or Michael Bruch at the Company at (916) 858-5127 if you have any questions with respect to this letter.

Please acknowledge receipt of this letter by file-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope. Thank you very much for your assistance with this matter.

Very truly yours, CESCA THERAPEUTICS INC. /s/Michael Bruch Michael Bruch Chief Financial Officer

cc:           Evan Y. Ng, Esq. (Dorsey & Whitney LLP)

Jason R. Wisniewski, Esq. (Dorsey & Whitney LLP)